Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newater Technology, Inc.
Draft Registration Statement on Form F-1 Submitted July 27, 2016 CIK No. 377-01355

Dear Mr. Ingram:

On behalf of Newater Technology, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated August 23, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Draft Registration Statement (the “Amendment”). The Company has provided factual information provided herein to us. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

General

1.	Please provide updated financial statements and related disclosures to the extent required by Item 8.A.5 of Form 20-F.

The Company acknowledges this comments and has provided updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F in the Amendment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges this comment and respectfully submits that it has not provided, nor has it authorized anyone to provide, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, the Company does not believe there are any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering. The Company notes that it will supplementally provide the Staff copies of any of the above-described written communications or research reports of which it becomes aware.

Prospectus Cover Page

3.	We note disclosure that the offering will terminate upon the earlier of a date mutually acceptable to you and the placement agent and until the placement agent sells 1,600,000 shares. Please revise to disclose on the cover page the date the offering will end. Indicate if there may be extensions to the offering and, if so, the duration of such extensions. Refer to Exchange Act Rule 10b-9 and Item 501(b)(8)(iii) of Regulation S-K.

The Company acknowledges this comment and will provide a date the offering will end in an amendment to the Draft Registration Statement when the date is agreed upon with Viewtrade Securities. The Company has placed a blank in the Amendment for the date to be completed when known. There will not be any extensions to the offering.

Prospectus Summary, page 1

Our Challenges and Risks, page 4

4.	It appears to us you should also address risks related to:

●	reliance on related parties, including the significant impact that transactions with related parties have had on your financial statements, and

●	liquidity concerns, including your reliance on short-term borrowings and the impact of negative operating cash flows, due to the lack of collection of accounts receivable.

Please advise or revise.

The Company acknowledges this comment and has added the following risk factors in the Risk Factor section and a summary of the following risk factors in the Prospectus Summary section in the Amendment.

Historically we have relied significantly on related party transactions, and a decline in sales to related parties may adversely impact our revenue in the event we do not generate revenue from unrelated third parties.

In 2015, and the six months ended June 30, 2016, 52% and 0.4%, respectively of our sales revenues were generated from related parties, among which, 35% and 0.1%, respectively of revenues were generated from Mojie Technology (Beijing) Co., Ltd (“Mojie”) and 17% and 0.3%, respectively of revenues were generated from Heilongjiang Binteer. Mojie is a related party company founded by our Chief Financial Officer, Zhuo Zhang, and our Chief Executive Officer, Yuebiao Li. On July 5, 2015, Zhuo Zhang and Yuebiao Li transferred 100% of their equity interests in Mojie to a third party individual but we continue to have significant influence on Mojie because we believe we account for a majority of Mojie’s revenue. Yuebiao Li, our Chief Executive Officer, established Heilongjiang Binteer. Mr. Li then transferred his 60% equity interest in May 2014 to his brother, Yuefeng Li. Due to health issues Yuefeng Li then transferred his equity interest for zero consideration to his business partner. We believe we have traditionally been Heilongjiang Binteer’s major vendor and customer and have significant influence on its operations. In the event Mojie and Heilongjiang Binteer do not purchase our products to the same extent as in 2015, and we are unable to generate sales to unrelated parties to replace revenue from Mojie and Heilongjiang Binteer, our revenues will likely decrease.

Collectability of our accounts receivable has adversely impacted our operating cash flow.

We reported negative cash flow from operations for the six months ended June 30, 2016, and for the years ended 2015 and 2014 in the amounts of $2,794,998, $2,958,430 and $792,749, respectively. Negative cash flow from operations were due in large part to the balances of net accounts receivable from both third parties and related parties. As of June 30, 2016, December 31, 2015 and 2014, the balance of net accounts receivable from third parties were $4,858,512, $1,443,005, and $130,584, respectively; the balance of net accounts receivable from related parties were $548,575, $3,636,027, and $37,408, respectively. If the accounts receivables cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation may be materially and adversely affected.

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We rely on short-term borrowings for our liquidity and we may not be able to continue to obtain financing on favorable terms, if at all.

Our liquidity relies significantly on short-term borrowings. For the year ended December 31, 2015 and the six months ended June 30, 2016, cash provided by borrowings from third-parties were $4,013,614 and $3,847,000, respectively. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our liquidity, it may be necessary, to suspend or curtail our operations. In that event, current stockholders would likely experience a loss of most of or all of their investment.

Corporate Information, page 5

5.	Please explain the difference in the operations of Yantai Jinzheng Eco-Technology Co., Ltd. and Shandong Jinmo Recycled Water Resource Co., Ltd.

The Company acknowledges this comment and states that Jinzheng is its main operating entity, which performs research and development, manufacturing and sales of disk tube reverse osmosis (“DTRO”) and disk tube nanofiltration (“DTNF”) membrane filtration products, supplies hardware and engineered systems, provides engineering support and installation, technical advice and service, and other project-related solutions. Jinmo was incorporated on March 19, 2015. It does not have research and development or manufacturing capabilities. It only sells Jinzheng’s products.

Implications of Being an Emerging Growth Company, page 6

6.	We note disclosure that your decision to opt out of the extended transition period for complying with new or revised accounting standards is “revocable”. Section 107(b)(1) of the JOBS Act provides that any decision to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is “irrevocable”. Please revise your disclosure. Please see Question and Answer (13) in the Jumpstart Our Business Startups Act Frequently Asked Questions found on our website at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm

The Company acknowledges this comment and has revised this disclosure in the Amendment to state any decision to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is “irrevocable”

Summary Consolidated Financial Information, page 9

7.	Please separately disclose revenues and costs for related parties during each period presented.

The Company acknowledges this comment and has revised this disclosure in the Amendment to separately disclose revenues and costs for related parties during each period presented.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 41

8.	Please revise your filing to quantify individual factors when multiple factors impact your results of operations. In this regard, please revise your disclosures related to increases in revenues and revenues from related parties to quantify the impact of changes in volumes and selling prices by disclosing the numbers of products sold and average selling prices during each period presented. Please revise your disclosures related to cost of revenues to quantify the impact of changes in the most significant cost components. Also, please revise your disclosures related to selling, general and administrative expenses to quantify the impact of higher payroll, increased research and development, and increased rental fees.

The Company acknowledges this comment and has added the following disclosures in the Amendment.

“We are a specialized wastewater treatment company with the goal to turn wastewater into re-useable clean water. The types of wastewaters are different depending upon the industry. Accordingly, we have to customize our DTRO products and treatment solutions to each client’s situation. In 2015, we experienced a rapid revenue growth, which was evidenced by the increase in both the number and size of project and product sales.”

“We derived our third party revenues from 24 third parties for the year ended December 31, 2015, compared with 15 for the year ended December 31, 2014. Eight sales incurred in 2015 were in an amount greater than $200,000, compared with one sale reaching such level in 2014. The average net sales amount has increased from $67,000 in 2014 to $138,000 in 2015.”

“We made four sales to three related party customers for the year ended December 31, 2015, compared with two sales to two related party customers for the year ended December 31, 2014. In 2015, there are two sales each in an amount over $200,000, compared with no single sale over $200,000 for the year of 2014. The average size of the sales has increased from $16,000 in 2014 to $915,000 in 2015. Details of related party sales for 2015 and 2014 are as follows:

Sales to related parties:

			USD
Related Parties	2015	2014	Increase	% Increase
Heilongjiang Binteer	1,213,905	27,815	1,186,090	4264%
Mojie	2,437,283	-	2,437,283	100%
Daqing Wanjieyuan	8,233	4,172	4,061	97%
Total	3,659,421	31,987	3,627,434	11,340%

“Cost of raw materials is a major component for cost of revenues. Raw materials accounted for 74% of the total cost of revenues from third parties in 2015, compared with 81% in the year of 2014. It also accounted for 92% and 93% of the total cost of related party revenues for the year ended December 31, 2015 and 2014, respectively.”

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“Selling, general and administrative expenses were $1,643,313 for the year ended December 31, 2015, and $361,166 for the year of 2014, an increase of $1,282,147, or 355%. The increase in selling, general and administrative expenses is mainly due to higher payroll and bonuses paid to administrative personnel and our management team, an increase in research and development expenses and an increase in domestic and oversea business traveling expenses. Payroll expense increased by $198,504 or 158%, from $125,847 in 2014 to $324,351 in 2015, reflecting the increased number of employees for the need to expand our business. Research and development expense increased by $389,118 or 849%, from $45,856 in 2014 to $434,974 in 2015, which is mainly due to the increased number of projects and expansion on project size. Traveling expenses increased by $105,964 or 300%, from $35,288 in 2014 to $141,252 in 2015, as sales and installation workers travelled more in 2015 and there were more overseas travels for potential business. Rental expense increased by 100% from zero in 2014 to $63,326 in 2015. In 2014, the Company rented an office space from Yue Zhang, a related party, and no rent was charged. Other selling, general and administrative expenses including advertising and other media coverage expense increased by $390,293 or 504%, from $77,394 in 2014 to $467,687 in 2015.”

9.	Based on the significant impact that transactions with related parties have had on your financial statements, please disclose and discuss the following:

●	Explain the specific nature of Mojie’s business and address how significant their transactions with you are relative to their financial condition, cash flows, and results of operations. Specifically address if Mojie uses or essentially resells the products you sell them. If they resell your products, explain when they pay you and explain how and why recognizing revenue when you transfer products to them is appropriate.

The Company acknowledges this comment and incorporates its response to comment no. 10 herein by reference.

●	Explain the specific nature of Heilongjiang Binteer’s business and address how significant their transactions with you are relative to their financial condition, cash flows, and results of operations. Specifically address why you purchase materials from them and sell products to them. Also, specifically address if Heilongjiang Binteer uses or essentially resells the products you sell them. If they resell your products, explain when they pay you and explain how and why recognizing revenue when you transfer products to them is appropriate.

The Company acknowledges this comment and incorporates its response to comment no. 11 herein by reference.

●	Quantify the amount of related party receivables as of December 31, 2015 that you have collected in cash. If material amounts remain outstanding, fully explain how you determined they are collectible.

The Company acknowledges this comment and has added the following disclosure in the Amendment:

“The net related party accounts receivable with Heilongjiang Binteer, Mojie and Daqing Wanjieyuan amounted to $3,636,027 and $37,408 as of December 31, 2015 and 2014, respectively, all of which were collected as of the filing date.”

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●	Quantify the amount of other receivables as of December 31, 2015 that you have collected in cash. If material amounts remain outstanding, fully explain how you determined they are collectible.

The Company acknowledges this comment and has added the following disclosure in the Amendment:

“Balance of due from related parties increased from $0 to $320,396 for the year ended December 31, 2015, all of which were collected as of the filing date.”

10.	We note that in July 2015 Zhuo Zhang and Yuebiao Li transferred 100% of their equity in Mojie to a third individual. Please disclose the terms of the transfer and explain the reasons and rationale for the transaction. Please also address their involvement subsequent to the transfer.

The Company acknowledges this comment and has added the following disclosure in the Amendment:

“Mojie was founded by our Chief Financial Officer, Zhuo Zhang, and our Chief Executive Officer, Yuebiao Li, on April 7, 2015. Its business scope includes technology development, pollution treatment and operations, and sales of machinery equipment, electronic products, hardware, chemical treatment products, software and accessory equipment. Mojie purchases equipment from Jinzheng, and resells all of it to end users with no right to return to Jinzheng for any unsold portion. Since Mojie has no right to return the unsold products to the Company, the Company believes the title of the products and related risks are transferred when Mojie receives the shipment, completes its quality inspection, signs off the delivery sheet, and subsequent collectability is reasonably assured. In 2015, Mojie bought products worth $2,437,283 from Jinzheng.

Jinzheng and Mojie are in similar lines of business, and therefore there could be potential competition and conflict of interests. To concentrate on the development of Jinzheng, Zhuo Zhang and Yuebiao Li decided to sell their equity interests in Mojie. On July 5, 2015, Yuebiao Li and Zhuo Zhang sold their 100% equity interests in Mojie to a third party for consideration of $23,106 (RMB 150,000). This purchase price reflected that, at the time of the equity transfer, Mojie was a relatively new trading company with limited business activities. With the exception of the cash noted, there was no other consideration or terms for the equity transfer. Neither Zhuo Zhang or Yuebiao Li currently possess any further direct business relationship with Mojie. We are unaware of the financial condition of Mojie subsequent to the equity transfer in July 2015. We believe we are the primary vendor for Mojie, and therefore we may have significant influence over its operations. After the equity transfer, neither Zhuo Zhang nor Yuebiao Li had any further involvement. The Company expects to continue its current business relationship with Mojie.”

11.	We further note that Yuefeng Li transferred his equity in Heilongjiang Binteer to a third party for zero consideration in March 2016. Please explain the reasons and rationale for the transaction and address his involvement subsequent to the transfer.

The Company acknowledges this comment and has added the following disclosure in the Amendment:

“Yuebiao Li, our principal shareholder and our Chief Executive Officer, established Heilongjiang Binteer. Mr. Li then transferred his 60% equity interest in May 2014 to his brother, Yuefeng Li. Due to health issues Yuefeng Li then transferred his equity interest for zero consideration in March 2016. Yuefeng Li worked in the water purification industry over a decade and has significant industry experience. Heilongjiang Binteer’s business and revenue sources were heavily dependent on him and his departure would have significant impact on Heilongjiang Binteer’s profitability and survivability. Realizing such damage to the company and with the intention to express gratefulness to his business partner, Yuefeng Li sold his 60% equity interests to his partner, the person who was then holding 40% equity interests of Heilongjiang Binteer, for zero consideration. No more involvement is expected after his departure.

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Heilongjiang Binteer’s business scope includes design, manufacture, sales and post sales services of water equipment and water purification equipment. It also includes stainless equipment processing, sales of environmental protection equipment, and sales of hardware, electrical equipment, electrical products, and plastic products. Heilongjiang Binteer resells our products to end-users. Since it has no right to return the unsold products, we believe the title of the products and related risks are transferred when Heilongjiang Binteer receives the shipment, completes its quality inspection, signs the delivery sheet, and subsequent collectability is reasonably assured. We purchase raw materials and water purification equipment from Heilongjiang Binteer as well. After processing the raw materials and necessary implementation, we sell finished products to Heilongjiang Binteer, which has its own established sales channels. The finished goods we sell to Heilongjiang Binteer are different from the types of products it sold to us.

We believe that although we are not the only vendor or customer for Heilongjiang Binteer, we have traditionally been its major vendor and customer and have significant influence on its operations. We have established a product procurement system with Heilongjiang Binteer in an effort to further protect the disclosure of our product makeup in an ever-competitive China marketplace. However, we believe that our relationship with Heilongjiang Binteer will significantly diminish in the near future as we opt to implement other product makeup protection methods such as the greater use of confidentially agreements, and expand our own sales channels.”

Liquidity and Capital Resources, page 42

Liquidity, page 42

12.	Your disclosure on page 41 indicates your accounts receivable balance increased due to the relaxation of your credit policy in order to build long-term relationships. Please disclose and discuss your standard receivable terms and your “relaxed” terms.

The Company acknowledges this comment and has added the following disclosure in the Amendment:

“The significant increase in accounts receivable from third parties and related parties were mainly due to the relaxations of our credit policy in order to build long-term relationships. Normally, we require our customers to pay 30% of the total sales amount upon signing contract, 30% before delivery, 30% after installation and testing, and the remaining 10% as a quality guarantee to be paid within one or two years after the completion of the sale.

We primarily provided the relaxed terms to Mojie and Heilongjiang Binteer. Although they are not allowed to return the unsold products and projects back to the Company, Mojie and Heilongjiang Binteer make an effort to market our brand and advertise our products and projects. To acknowledge such effort, we allow a longer payment period of eight months for Mojie and three months for Binteer upon the inspection date. Specifically, Mojie and Heilongjiang Binteer are allowed to settle the total amount owed within these periods if they are unable to satisfy the applicable installment payment terms. As of the filing date, we collected all of the receivables from Heilongjiang Binteer and Mojie.”

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Placement, page 102

13.	Please advise why you stated that the commissions received by and profit realized on the sale of securities by your Placement Agent “might be deemed to be” underwriting discounts or commissions under the Securities Act.

The Company acknowledges this comment and has revised the disclosure in the Amendment to state that “any commissions received by it and any profit realized on the sale of the securities by it while acting as principal will be deemed to be underwriting discounts or commissions under the Securities Act.”

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-4

14.	Please separately disclose costs incurred from related parties during each period presented.

The Company acknowledges this comment and has disclosed in the Amendment costs incurred from related parties during each period presented.

Consolidated Statements of Cash Flows, page F-6

15.	We note that you present changes in restricted cash in cash flows from investing activities. Please explain to us how and why your current classification is appropriate and complies with ASC 230. Please also explain to us when and how bank acceptance notes, including the related bank issuance and the payment to suppliers, are reflected in your statements of cash flows. In addition, based on your disclosures in note 3, please disclose why you transferred funds to Zhuo Zhang to deposit under her name and explain how and why presenting funds you transferred as restricted cash is appropriate.

The Company acknowledges this comment and notes that pursuant to ASC 230, investing activities include acquiring and disposing of debt or equity instruments. Furthermore, disbursement for payments to acquire debt instruments is listed as an example of investing activity. In our case, restricted cash represents pledge for bank acceptance notes issued by the Company, which is required by bank when acquiring the debt, therefore our current classification is considered appropriate and complies with ASC 230.

In China, bank acceptance notes widely exist in ordinary course of business and are used interchangeably with accounts payables. Therefore it is presented as one line item with accounts payable in balance sheets and their changes are reflected in operating activities in statements of cash flows. Usually the notes are issued by banks and paid to suppliers simultaneously to release accounts payable to them, when there would be no effect on statements of cash flows as accounts payable and bank acceptance notes are presented as one line item. When the notes are settled, the decrease of the payables would be reflected as cash outflow from operating activity.

In addition, the Company has included in the Amendment the following disclosure in the first paragraph under Note 3. “On September 28, 2015, the Company issued bank acceptance notes of $267,510 (RMB 1,736,596). To expedite the issuing process, the Company and Zhuo Zhang agreed to use the same personal account used in 2014 under Zhuo Zhang’s name for deposit purpose and therefore $267,510 was transferred from the Company to Zhuo Zhang, who made a term deposit under her name as a pledge for the notes. As the deposit was provided and only used by the Company as pledge for its bank acceptance notes, could not be used for other purposes during the term of the notes, and directly used to settle the liabilities when the bank acceptance notes became due on March 29, 2016, it was recorded as restricted cash as of December 31, 2015.”

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Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

16.	Please disclose when and how title and risk of loss transfer to customers for product sales, including product sales to related parties. Please also disclose how you determine collection of receivables is probable.

The Company acknowledges this comment and has included in the Amendment the following disclosure in the Revenue Recognition paragraph under Note 2.

“For product sales to third parties and related parties, transfer of title and risk of loss occur when the membranes and equipment are delivered.”

“The Company chooses its customers with scrutiny and keeps record of collection of receivables. Receivables from customers with solid credit condition and history are considered probable to be collected.”

17.	We note that you provide free after-sales service including warranty, technical support and training for a period ranging from one to two years and historically, actual after-sales expense was immaterial. In light of the significant increase in revenues during the most recent year, please explain to us how you determined after-sales are immaterial. Please also address your consideration of multiple element accounting for revenue transactions involving product sales and project sales.

Historically, the Company incurred immaterial after-sales service costs of less than $1,000. Accordingly, though the Company had a significant increase in revenues during the most recent year, the marginal cost of providing after-sales services in light of the increase in revenues was not expected to be significant. Furthermore, the Company has maintained a focus on product quality in an effort to keep any after-sales service cost increase immaterial.

The Company notes that; considering factors such as complexity of current and future projects, travel expenses and other maintenance expenses, the Company’s management estimated that 0.5% of total contract amounts would be a reasonable after-sales ratio, and accruals are made based on that estimate for 2014 and 2015. Out of this 0.5%, 0.4% is related to standard product warranty, which is considered an integral part of the initial product/service sale and not an additional service. As such, it is a liability and it was properly accrued.

The amount for after sale training and technical support is less than 0.1% of the total sale. If we use the revenue of $4.8 million for the six months ended June 30, 2016 and the revenue of $7.0 million for the year ended December 31, 2015, the corresponding estimated total for the after sale training and technical support would only be $4,800 and $7,000, respectively. They are clearly immaterial for discussion of multiple elements accounting issues.

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Project Sales, page F-10

18.	Please disclose the general terms and timeframes for project sales.

The Company acknowledges this comment and has included in the Amendment the following disclosure in the Project Sales paragraph under Note 2.

“The general terms of contract of water purifying installation project include project management, timeframe of the project, payment terms, rights and obligations of parties, acceptance criteria, and liability for breach of contract.

The term of project management specifies the details such as design and manufacturing of the water-purifying equipment, site installation, trial runs and technical support and training. A general contract would be completed within two months and does not include a general right of return.”

Government Grants, page F-11

19.	Please quantify any grants you received during the periods presented, disclose where you recorded them in your consolidated statements of income and comprehensive income, and disclose the relevant performance criteria specified in the grants. In this regard, we note on page 22 that you received subsidies for research and development efforts and a production and cooperation project.

The Company acknowledges this comment and has included in the Amendment the following disclosure in the Government Grants paragraph under Note 2.

“The Company received government grants of approximately $61,000 (RMB380,000) and $nil in 2015 and 2014, respectively. The grants were issued for research and development projects that were not completed as of December 31, 2015, therefore those grants were recorded as deferred income and not recognized in consolidated statements of income and comprehensive income based on the terms of the grants. No performance criteria was specified in the grants.”

Note 12 – Stockholder’s Equity, page F-23

20.	We note your disclosure that “on March 27, 2016, a total of 8,117,000 shares were issued at $0.65 per share, to six individuals and seven companies with total cash proceeds of $5,276,050 received before the filing date, among which $4,418,425 was distributed to the former owners of Jinzheng to acquire 100% of its equity interest”. Please more fully explain the nature of and reason for the transaction, the parties involved, and how it was accounted for in your financial statements.

The Company acknowledges this comment and states that to meet corporate structure requirements to be listed in the U.S. market, Newater Technology acquired Jinzheng through its wholly owned subsidiary, Newater HK. As disclosed in Note 1, on January 25, 2016 and February 5, 2016, respectively, Newater HK entered into an equity transfer agreement and supplementary equity transfer agreement with Yuebiao Li, Zhuo Zhang, and Yue Zhang to acquire 100% of the equity interests in Jinzheng. A total of 8,117,000 shares were issued to raise money for the acquisition and the $4,418,425 distributed was the fair value of Jingzheng’s net assets on the acquisition date based upon a valuation report issued by a third party.

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The six individuals and seven companies are: Zhuo Zhang, Zuhua Zou, Dandan Liu, Xiumei Lan, Qingling Liu, Yusheng Yuan, Tigerwind Group Limited (representing Yuebiao Li), Pro Water Holdings Limited (representing Yue Zhang), Forwater Holdings Limited, Apple Tree Management Limited, JDL International Limited, China Pacific Equity Ltd, and Telecare Global Services Limited.

The acquisition is between entities under common control, as Yuebiao Li, Zhuo Zhang, and Yue Zhang purchased common stock of $3,445,000 issued by Newater Technology and became its major shareholders, as a result of which Jinzheng was acquired at carrying value.

Note 13 – Earnings (Loss) Per Share, page F-23

21.	Please disclose and discuss the nature and terms of the third party warrants.

The Company acknowledges this comment and has included in the Amendment the following disclosure under Note 13.

“On February 2, 2015, the Company entered into a one-year loan contract with Bangruisi, pursuant to which Bangruisi lent $2,310,643 (RMB 15,000,000) with an annual interest rate of 10% to the Company, and would have the right to convert all or part of the loan into contributed capital of Jinzheng at a price of $2,310,643 (RMB 15,000,000) for 20% equity interest within two years from inception of the loan and the right would not expire in case of early repayment. Furthermore, the Company granted Bangruisi a transferable option to acquire a maximum of 5% of the Company’s equity interest by a consideration of $770,214 (RMB 5,000,000). Those terms constitute warrants with exercise price of $1.19 and $1.88, respectively. See Note 9 for details. Please note these warrants and options were cancelled subsequently when the loan was paid in full.”

Note 17 – Subsequent Events, page F-25

22.	Please disclose the actual date through which subsequent events are evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

The Company acknowledges this comment and has included in the Amendment the following disclosure under Note 17.

“The following subsequent events were evaluated on July 27, 2016, the date the financial statements were issued.”

23.	We note that subsequent to December 31, 2015, you borrowed approximately $1,714,350 from Zhuo Zhang and repaid approximately $1,854,888. Please disclose how you accounted for the difference between the amount you borrowed and the amount you repaid.

The Company acknowledges this comment and has included in the Amendment the following disclosure under Note 17.

“The difference of $140,538 between the amount subsequently borrowed and repaid was recorded as a reduction due to related parties.”

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.

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